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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

SEC FILE NUMBER

8 – 68416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

  QUASAR TRADING LLC

OFFICIAL USE ONLY

_____

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  2 WALL STREET, 8th FLOOR
  _____
                    (No. And Street)

NEW YORK,   NY   10005
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  ASSAF SHALEV   (917) 647-3453
  _____
                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

  HALPERN & ASSOCIATES, LLC   ATTN: Barbara Halpern
  _____
            (Name - if individual state last, first, middle name)

  218 Danbury Road   Wilton   CT   06897
  _____
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☑ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ASSAF SHALEV_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ASSAF SHALEV_____ , as of

_____DECEMBER 31, 2013_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

JENNIFER M. CHUNG
Notary Public, State of New York
No. 02CH6193558
Qualified in Queens County
Commission Expires September 15, 20 16

_____
Signature

MANAGING MEMBER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

QUASAR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PUBLIC



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
  Quasar Trading, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Quasar Trading LLC (the "Company"), and the related notes as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2014

QUASAR TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$ 146,970
Securities owned, at market value	1,316,028
Receivable from clearing broker	3,582,362
Furniture and equipment	
at cost, net of accumulated depreciation of $17,896	28,930
Investment in affiliate	10,000
Other assets	28,282
TOTAL ASSETS	$ 5,112,572

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold short not yet purchased, at market value	$ 521,455
Accrued expenses and other liabilities	301,538
TOTAL LIABILITIES	822,993
SUBORDINATED LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities subordinated to claims of	
general creditors	770,000
MEMBERS' EQUITY	3,519,579
TOTAL SUBORDINATED LIABILITIES AND MEMBERS' EQUITY	4,289,579
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,112,572

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Quasar Trading, LLC (the "Company"), organized in September 2009, began doing business as a registered broker-dealer with the Securities and Exchange Commission and as a member of the Chicago Board of Options Stock Exchange (CBSX) in March 2010. The Company is a proprietary trading firm focused principally on equity trading, facilitating trading for remote, in house, automated and grey box traders through a customizable development tool suite.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company continuously monitors its exposure to market and counterparty risk. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by Wedbush Morgan Securities, Inc. ("Wedbush") and Interactive Brokers ("IB") pursuant to the clearance agreements. In connection therewith, the Company has agreed to indemnify Wedbush and IB for losses that the clearing brokers may sustain related to the Company's transactions. At December 31, 2013, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with Wedbush are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has become a joint back office participant with Wedbush in order to use Wedbush's capital to meet its margin requirements. As a participant of the agreement, the Company acquired 100 shares of Series B Preferred Wedbush stock. The statement of financial condition reflects this investment in affiliate by using the cost method, which approximates market value.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Securities owned, at market value and securities sold short not yet purchased, at market value: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

	Level 1	Level 2	Level 3	Total
Securities owned, at market value	$ 1,316,028	$ -	$ -	$ 1,316,028
% of Total	100%	-	-	100%
Securities sold short not yet purchased, at market value	$ 521,455	-	-	$ 521,455
% of Total	100%	-	-	100%

4. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded and over the counter futures and option contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is not subject to the New York City Unincorporated Business Tax as they trade for their own account. Accordingly, the financial statements are presented without a provision for taxes.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liabilities subordinated to the claims of general creditors consist of various loans as detailed below:

Monthly Date	Amount	Interest Rate
April 13, 2014	$ 300,000	12%
March 15, 2015	200,000	12%
July 25, 2015	120,000	10.65%
March 28, 2016	100,000	12%
April 30, 2016	50,000	8%
	$ 770,000	

The subordinated liabilities have been contributed under agreements pursuant to the rules and regulations of the Chicago Board of Options Exchange, Inc. and the Securities and Exchange Commission.

The subordinated loan agreements are withdrawable by the lenders only at the stated maturity dates or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

7. MEMBERS' EQUITY

The following is a description of the Company's two (2) classes of membership interests:

- Class A members are comprised of the company's managing members and officers who are allocated the firm's income, after the deduction for Class B profits and losses, according to their pro rata percentage of all the class A member's interests.

- Class B members are admitted to the Company pursuant to the terms of a trader agreement. Each member's capital account is allocated the net trading profits and losses, as defined within the trade member guidelines, generated by their Individual trading account. Net trading allocated losses shall be allocated 100% to the member's account until such time as the account equals $0.

8. COMMITMENTS

The Company leases office space in New York City, under a non-cancelable lease agreement. The lease expires in 2014 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the lease are as follows:

Year Ended December 31

2014 $13,000

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $3,721,919 which exceeded the minimum requirement of $100,000 by $ 3,621,919. The Company's ratio of aggregate indebtedness to net capital ratio was .08 to 1.

11. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were able to be issued, and no further information is required to be disclosed.